ICU Medical, Inc.

August 10, 2017

VIA EDGAR

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Re:    ICU Medical Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2017
Filed May 12, 2017
Form 8-K/A filed April 21, 2017
File No. 001-34634

Dear Mr. Cascio:
This letter is submitted on behalf of ICU Medical Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 27, 2017 in connection with the above-referenced filings.
For convenience, we have set forth in italics the text of the Staff’s comments below followed by the Company’s responses.
Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 1. Financial Statements

Note 3. Acquisitions and Strategic Transaction Expenses, page 10

1.
Your disclosure attributes the significant bargain purchase gain to a potential future restructuring that could not be recorded in accounting for the acquisition. Please clarify for us the factors you considered in concluding that the bargain purchase gain is related to the potential for a future restructuring rather than the low fair value assigned to the contingent consideration. Also, please clarify the meaning of the reference to the “current level of sales demand” in your disclosure and how that matter impacted the fair value of the contingent consideration.

Response: The primary factor that the Company considered in concluding that the bargain purchase gain on the assets acquired and liabilities assumed with the Hospira Infusion System business (the “HIS business”) was related to the potential for a future restructuring (including costs of standing up the acquired assets of the HIS business and other related costs, some of which are described below), was the shortfall in HIS product demand in the market (which the Company referred to in its Form 10-Q for the quarterly period ended March 31, 2017 as “level of sales demand”), as compared to product sale forecasts of the HIS business at the time that the purchase price was agreed upon.

On October 6, 2016, the Company agreed to acquire the HIS business for approximately $1 billion. At that time, the Company noted in investor presentations that it estimated $75 million in Adjusted EBITDA from the HIS business in 2017. After continuing review of the product demand and operations of the HIS Business, on January 5, 2017, the Company and Pfizer agreed to amend the terms of the definitive agreement to among other things, a) reduce the upfront purchase price by $325 million and b) provide for an earnout of up to $225 million. In connection with this amendment, the Company provided

August 10, 2017

an update to its forecast for Adjusted EBITDA from the HIS business in 2017 to $35 - 40 million, citing revenue shortfalls across all market segments of the HIS business, negative manufacturing variance due to the drop in revenue and higher operating and required stand up costs. The Company noted at such time that it’s pro forma combined EBITDA forecast dropped from a run rate in 2018 of approximately $300 million, to $250 million. This decline in anticipated product demand necessitated, among other things, that the Company terminate employees, close a manufacturing facility and transfer assets and production to Costa Rica and to its existing plant in Ensenada, Mexico. These restructuring changes resulted in severance costs related to involuntary employee terminations, transfer costs and facility exit costs related to the closure of the Dominican Republic manufacturing facilities acquired from Pfizer, in addition to other stand up costs.

The fair value assigned to the contingent consideration was carefully evaluated by the Company and the factors and analysis in this determination are described in the Company’s Form 10-Q for the quarterly period ended June 30, 2017, filed August 9, 2017. See Item 1. Notes to Condensed Consolidated Financial Statements, Note 7: Fair Value Measurement.

Note 7. Fair Value Measurement, page 13

2.
With respect to the contingent consideration recorded on the acquisition of HIS, in future filings please expand to disclose quantitative information about the significant unobservable inputs underlying the level 3 fair value measurement. Refer to ASC 820-10-50-2bbb.

Response: The Company acknowledges the Staff’s comment and has expanded the disclosure in the Company’s Form 10-Q for the quarterly period ended June 30, 2017, filed August 9, 2017, with the quantitative information about the significant unobservable inputs underlying the level 3 fair value measurement, and will continue to do so in future filings, as applicable. See Item 1. Notes to Condensed Consolidated Financial Statements, Note 7: Fair Value Measurement.

Form 8-K/A filed April 21, 2017

Exhibit 99.1

3.
Please amend the financial statements to include an audit report that expresses an opinion on all three periods presented. In this regard, we note that the opinion paragraph does not address the year ended December 31, 2014.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has amended it’s filing on Form 8-K/A on August 10, 2017 to correct the typographical error and include an audit report that expresses an opinion on the three periods presented.

*    *    *    *    *

August 10, 2017

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 949-366-4227 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Scott E. Lamb

Scott E. Lamb
Chief Financial Officer
ICU Medical Inc.

Enclosures

cc: (via email)
Virginia Sanzone, ICU Medical Inc.
Daniel E. Rees, Latham & Watkins LLP